Altimo Group Corp.

Józefa Bema 6A

Bydgoszcz, 85-001, Poland

Telephone: +48 601 212 388

altimogroupcorp@gmail.com

November 12, 2013

BY EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re: Altimo Group Corp.

File Number 333-188401

Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the "Act"), Altimo Group Corp. (the “Company”) (the “Company”) hereby requests that the Registration Statement described above (the “Registration Statement”) be accelerated so that it will become effective at 5:15 pm on Tuesday, November 12, 2013, or as soon as practicable thereafter.  In connection with such request, the undersigned hereby acknowledges the following:

1.

Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

2.

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in their filing.

3.

The Company may not assert the declaration of effectiveness or the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please do not hesitate to call

David Lubin, Esq., counsel for the Company, (516) 887-8200, facsimile (516) 887-8250, email address david@dlubinassociates.com.

Thank you for your attention to this matter.

Very truly yours,

ALTIMO GROUP CORP.

By:	/s/ Marek Tomaszewski
Name:	Marek Tomaszewski
Title:	President, Treasurer and Secretary
(Principal Executive, Financial and Accounting Officer)